United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Notice of Shareholders' meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 16, 2008

GRUMA, S.A.B. DE C.V. NOTICE TO SHAREHOLDERS

Let it be known to the shareholders of GRUMA, S.A.B. DE C.V., that in the General Extraordinary Shareholders' Meeting of this Company held on April 11th (eleventh), 2008 (two thousand eighth), a resolution was taken to increase the Capital Stock up to an amount of $2'111,060,000.00 (TWO BILLION ONE HUNDRED ELEVEN MILLION SIXTY THOUSAND PESOS MEXICAN CURRENCY) issuing the amount of Class I, Series B, common, nominative, shares with no par value, necessary to carry out said increase, upon the price of subscription established under the price determination method approved by the referred shareholders meeting.

The mentioned shareholders meeting agreed that said shares be offered to the shareholders of the Company so that in exerting their preemptive rights they subscribe and pay the referred shares under the terms indicated below, within a term of fifteen (15) calendar days computed as of the day fallowing the date of publication of the corresponding resolution in the Federal Official Gazette or in one of the newspapers with a large circulation corresponding to the address of the Company (''Subscription Period'').

The terms for placement of the shares are the following:

a. Shareholders may subscribe, exerting their preemptive rights the number of shares corresponding to them as per their shareholding percentage, upon payment of the subscription price (''Subscription Price'') which shall be determined according to the following method: which shall be the closing price at Bolsa Mexicana de Valores of the shares of GRUMA S.A.B. DE C.V., on Friday, April 18, 2008 minus 5% (five percent).

b. Shareholders may exert their preemptive rights through shares depository intermediaries at S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V., or directly at the offices of the Company located at Avenida Calzada del Valle 407 Ote., Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, for those shareholders who have material possession of their share certificates, in both cases against the actual presentation of the certificates or documents evidencing legal title of said shares.

c. Those shares not subscribed and paid when exerting the preemptive rights, may be placed through the Delegates designated by the Meeting within a term of five (5) working days following the expiration of the subscription period, and the price paid for said shares shall be equal to the Subscription Price.

d. Additionally to what was set forth below in this notice, any foreign shareholder or those residing abroad, must comply, in its case, with the requirements of the applicable legislation so they may subscribe the aforementioned shares.

e. The notice published to commence the Subscription Period shall specify: the Subscription Price, determined according to the abovementioned method, as well as the total number of shares to be issued and the proportion of shares that may be subscribed by the shareholders based on the number of outstanding shares.

The new Class I, Series ''B'' shares are not being offered to the public in the United States of America or to U.S. Persons (as such term is defined under the U.S. Securities Act of 1933, and Regulation S promulgated thereunder (the ''Securities Act'')) in any jurisdiction, nor in any other jurisdiction outside Mexico. The new Class I, Series ''B'' shares are not being and shall not be registered under the Securities Act, nor according the securities laws of any state of the United States or of any other jurisdiction outside of Mexico. Therefore, the aforementioned Class I, Series ''B'' shares may not be offered, sold, delivered or transferred directly or indirectly outside of Mexico, including to the United States of America or to, or through, a U.S. Person or to any other person in any other jurisdiction outside Mexico. The subscription of a new Class I, Series ''B'' share shall be deemed as a representation of the subscriber that said person is not a U.S. Person nor a resident of any jurisdiction outside Mexico and that said person is not subscribing in the name of any of those persons or with the intention of reoffering, reselling or redelivering the said Class I, Series ''B'' shares, directly or indirectly, to any of those jurisdictions or to any of those persons.

No person receiving a copy of this notice in any territory or jurisdiction other than Mexico, may consider the same as an invitation, nor said person shall, in any case, try to subscribe new Class I, Series ''B'' shares, unless in the corresponding territory, said invitation may be legally extended to said person and the subscription made by said person is carried out without contravening or requiring the compliance of any registry or any other legal registry other than those already fulfilled.

This notice is given under the terms and to the effects of clause a), section IV of Article 34 of the General Provisions Applicable to Securities Issuers and to other participants of the shareholders market issued by the Comision Nacional Bancaria y de Valores (Mexican Banking and Securities Commission).

Monterrey, N.L., April 16, 2008

Lic. Salvador Vargas Guajardo
Secretary of the Board of Directors
and Delegate to the General Extraordinary Shareholders' Meeting.